Exhibit 1

Harry Winston Diamond Corporation files Annual Report on Form 40-F with SEC

Toronto, Ontario, Canada, - April 23, 2009 - Harry Winston Diamond Corporation (TSX: HW: NYSE:HWD) has filed with the U.S. Securities and Exchange Commission its annual report on Form 40-F, which includes the Company’s audited consolidated financial statements for the year ended January 31, 2009, and U.S. GAAP reconciliation included therewith as Exhibit 99.7. This document is available electronically at www.sec.gov or the Company’s website at http://investor.harrywinston.com. Shareholders may also request a hard copy of the Company’s audited consolidated financial statements free of charge through the Company’s website or by contacting the Investor Relations Department.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation (TSX: HW; NYSE: HWD) is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. The company supplies rough diamonds to the global market from its 40% majority interest in the Diavik Diamond Mine, located in Canada's Northwest Territories. The company's retail division, Harry Winston, Inc., is a premier jewelry and timepiece retailer with salons in key locations including New York, Paris, London, Beijing, Tokyo and Beverly Hills. For more information, please go to www.harrywinston.com or for investor information, visit investor.harrywinston.com.

For further information, please contact:

Investor Relations - (416) 362-2237 ext 290 or investor@harrywinston.com.